CORRESP



June 18, 2007


Security and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Item 4.01 Form 8-K
	SEC Comment Letter
	File No. 000-12895

Dear Ladies/Gentlemen:

We are in receipt of your comment letter dated June 13, 2007 to Form 8-K originally filed with the Securities and Exchange Commission on May 17, 2007 under Item 4.01 for the change in All-State Properties, L.P. (the ?Company?) certifying accountants. In response to your comment we have filed on June 18, 2007 Form 8-K/A to include as Exhibit 16.1 the letter dated May 18, 2007 from our former accountants, Freeman, Buczyner &
Gero, in accordance with Item 304 (a)(3) of Regulations S-K. This letter was not previously included as a exhibit in the original Form 8-K filing.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/Stanley R. Rosenthal
ALL-STATE PROPERTIES, L.P.
Stanley R. Rosenthal, General Partner